EXHIBIT 99.37
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 3, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES NEW BOARD MEMBERS
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CALGARY, DECEMBER 3, 2003 - (VKR.UN) Viking Energy Royalty Trust ("Viking") is
pleased to announce that Mr. David J. Boone and Mr. William Friley have been appointed to Viking's Board as independent Directors. The appointment of Messrs. Boone and Friley expands the Trust's Board to eight members.

"We're honoured to have executives of Dave and Bill's caliber serve on our Board," said Doug Hunter, Viking's Chairman. "Both individuals have a wealth of business and energy experience, and they are well known and highly regarded in the oil and gas sector."

MR. BOONE has more than 25 years of oil and gas industry experience with some of the most significant producing companies in the Canadian industry. He began his career with Imperial Oil, holding various positions including senior roles on development projects and management of Imperial's oil sands and conventional operations before being assigned to ExxonMobil in Houston in 1998. Mr. Boone joined PanCanadian Petroleum in 2000, as Executive Vice-President and Chief Operating Officer. He was named Executive Vice-President of EnCana Corporation, and President of the company's Offshore and International Operations Division. Mr. Boone is currently President of Escavar Energy Inc.

A graduate of Queen's University, Mr. Boone holds a Bachelor of Science degree with Honours in Civil Engineering. He has completed executive programs at the Darden Business School, University of Virginia, and the International Institute for Management Development in Lausanne Switzerland.

MR. FRILEY is a native Albertan who has been involved in the oil and gas industry for the past 30 years. Mr. Friley is the former President and CEO of Triumph Energy Corporation which he founded in 1993 and led until its sale in 2001. He is currently President and CEO of Telluride Oil and Gas Ltd., President of Skyeland Oils Ltd., and a Director of Mustang Resources Ltd.

Mr. Friley graduated from the University of Colorado with a degree in Geology and has explored for oil and gas throughout western Canada with both public and private companies. He was actively involved with the Canadian Association of Petroleum Producers from 1996 through 2001 and acted as Chairman in 2000 - 2001.

Both Messrs. Boone and Friley will serve on Viking's Reserves Committee.

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Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,697,746 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com